EXHIBIT 3
                                                         NEWS RELEASE

                                                CONTACT: Patrick G. Healy
                                                         Executive Vice
                                                         President -
                                                         Finance and CFO
                                                         203-629-4627
                                                         e-mail: phealy@nfor.com


                 NFO RESEARCH, INC. ACQUIRES THE MBL GROUP PLC;
                   PROVIDES NFO WITH IMMEDIATE MARKET RESEARCH
          CAPABILITIES IN EUROPE, MIDDLE EAST, INDIA AND SOUTHEAST ASIA


Greenwich, Connecticut -- July 14, 1997 -- NFO Research, Inc. (NASADAQ.NFOR) today announced the acquisition of 100% of the outstanding stock of the MBL Group Plc, a leading international market research firm with 27 offices in 17 countries throughout the world. The acquisition was effected through the issuance of approximately 1.36 million shares of NFO common stock. NFO also announced that it has or will shortly enter into agreements with minority shareholder employees of the various MBL Group operating companies whereby NFO has agreed to repurchase a portion of the minority shares during 1997 and the remainder in three years. The total purchase price for 100% of the outstanding stock of all The MBL Group companies is estimated to be US$55 million. The acquisition, excluding transaction costs, is expected to have a positive effect on NFO's 1997 earnings per share.

The MBL Group Plc operating companies span the UK, the Middle East, Asia, Mainland China and Southeast Asia. Its operating companies have a very strong market presence, generally ranking within the top three companies in MBL's Southeast Asian markets and ranking ninth in the UK. MBL's revenues in 1996 were approximately US$45 million, assuming full consolidation of all subsidiaries and affiliates. Market research industry data indicate that this combination will make NFO the largest US-based custom market research firm and the ninth largest market research organization in the world.

William E. Lipner, Chairman and Chief Executive Officer of NFO Research, Inc., said, "The addition of MBL, with its wide geographic presence, strong client relationships and excellent staff resources and proprietary systems, is a very significant step forward in NFO's evolution into a worldwide marketing information business. This broader geographic platform creates exciting opportunities to further expand NFO's vertical presence in our critical high growth markets such as healthcare, financial services and hi-tech market segments. In addition, we're looking forward to the opportunity to extend our worldwide access panel activities utilizing MBL's operations across the Middle East, Asia and the Asia-Pacific region."

Lipner added, "John and Mary Goodyear and their worldwide MBL Group management team have built an outstanding network of market research companies in areas of keen interest to us. The MBL Group's origins are in the UK, and their British operations are very strong - both in the UK research and internationally and will significantly increase and strengthen our presence there. At the same time, MBL's strong market presence in the Asia-Pacific region, India, China and the Middle East will provide NFO with strong capabilities in these high growth markets. This addition to our established operations in the US and Europe positions NFO as a truly global research services provider. We are delighted that The MBL Group has become part of the NFO worldwide organization."

John R. Goodyear, Chairman and CEO of The MBL Group Plc, said, "I am pleased to have the MBL group of companies link up with NFO and play a leading role in helping to make NFO one of the world's top multi-country international research groups.

"Combining our interests with those of NFO has major advantages for both sides. We bring to NFO and its subsidiaries unparalleled international experience over more than a quarter of a century and more than 100 countries worldwide -- with great strength in the markets of the Middle East, Asia and Southeast Asia. NFO brings to us its own expertise as well as that of its subsidiaries, not only in access panels, but in such sectors as healthcare research, financial services, hi-tech, travel and customer satisfaction research.

"Joining forces with NFO brings with it the resources and strengths of a public company and will provide an even stronger basis for growth and development than The MBL Group companies alone have achieved over the last decade. The two groups have fantastic complementarity and together provide a really strong springboard for worldwide development. The future looks great!"

NFO Research, Inc. is a leading provider of custom and syndicated market information to America's largest companies as well as the international business community. Through its pre-recruited consumer panel and other specialized databases, NFO offers access to more than 525,000 US households (over 1.3 million people) and, through a joint venture, to over 100,000 European households. The Company provides its services to over 1,700 clients in key market segments such as packaged goods and foods, healthcare, financial services, hi-tech/telecommunications and travel & leisure. The Company now provides its services in 21 countries and has over 4,400 full and part-time employees.

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements are based on the Company's current forecasts and actual results may differ materially. To understand the risks which may affect the Company's future performance, please refer to Part 1 of NFO's 1996 Annual Report of Form 10-K.